Algonquin Power & Utilities Corp. Announces 2020 Fourth Quarter and Full Year Financial Results
OAKVILLE, Ontario - March 4, 2021 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the fourth quarter and year-ended December 31, 2020. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased to report solid fourth quarter and full year 2020 results, which, despite the year’s challenges due to the COVID-19 pandemic, reflect year-over-year growth in all of our key financial metrics and several exciting new growth initiatives,” said Arun Banskota, President and Chief Executive Officer of AQN. “We remain confident that our robust $9.4 billion capital expenditure plan from 2021 through 2025 will continue to drive further growth in earnings and cash flows.”
Fourth Quarter and Full Year Financial Highlights
•Annual revenues of $1,677.1 million, an increase of 3%;
•Annual Adjusted EBITDA1 of $869.5 million, an increase of 4%;
•Annual Adjusted Net Earnings1 of $365.8 million, an increase of 14%;
•Annual Adjusted Net Earnings1 per share of $0.64, an increase of 2%;
•Fourth quarter revenues of $492.4 million, an increase of 12%;
•Fourth quarter Adjusted EBITDA1 of $253.1 million, an increase of 10%;
•Fourth quarter Adjusted Net Earnings1 of $127.0 million, an increase of 23%; and,
•Fourth quarter Adjusted Net Earnings1 per share of $0.21, an increase of 5%, in each case on a year-over-year basis.
Key Financial Information

All amounts in U.S. $ millions except per share information	Three months ended December 31			Twelve months ended December 31
	2020	2019	Change	2020	2019	Change
Revenue	$492.4	440.0	12%	1,677.1	1,626.4	3%
Net earnings attributable to shareholders	504.2	172.1	193%	782.5	530.9	47%
Per share	0.84	0.34	147%	1.38	1.05	31%
Cash provided by operating activities	174.0	167.5	4%	505.2	611.3	(17)%
Adjusted Net Earnings[1]	127.0	103.6	23%	365.8	321.3	14%
Per share	0.21	0.20	5%	0.64	0.63	2%
Adjusted EBITDA[1]	253.1	230.4	10%	869.5	838.6	4%
Adjusted Funds from Operations[1]	179.3	144.1	24%	600.2	566.2	6%
Dividends per share	0.1551	0.1410	10%	0.6063	0.5512	10%
1.Please refer to "Non-GAAP Financial Measures" at the end of this document for further details.
2020 Growth Highlights
•Surpasses Milestone of Over One Million Customer Connections - During the fourth quarter of 2020, the Company announced the completion of two new regulated utility acquisitions. Empresa de Servicios

Sanitarios de Los Lagos S.A. ("ESSAL") is a vertically integrated, regional water and wastewater provider with approximately 239,000 customer connections in Southern Chile, of which AQN initially acquired approximately 94% of outstanding shares, and currently indirectly owns approximately 64% of the outstanding shares. Also during the fourth quarter, the Company successfully completed its acquisition of Ascendant Group Limited, which, through its major subsidiary, Bermuda Electric Light Company Limited (BELCO), is the sole electric utility in Bermuda, providing regulated electrical generation, transmission and distribution services to approximately 36,000 customer connections. With the completion of these two acquisitions, AQN's Regulated Services Group has expanded and diversified its geographical footprint into new high quality jurisdictions, and now serves more than one million customer connections.
•C&I Customers Strategy Proving Out - Over the course of 2020, the Company announced several partnerships with C&I customers to green their fleets and help them achieve their corporate targets for cleaner energy, including a framework agreement with Chevron for the potential development of over 500 MW of renewable energy facilities. AQN has successfully partnered with other developers on early-stage projects, leveraging its expertise in financing, development and construction to advance these projects to commercial operation. Facilities either announced or that reached full or partial commercial operations in 2020 with C&I energy buyers include Maverick Creek Wind, Altavista Solar1 and Carvers Creek Solar.
•Largest Construction Program in Company History - AQN had approximately 1,600 MW of renewable energy projects under construction in 2020 between the Renewable Energy Group and Regulated Services Group. This was the largest construction program in the Company's history and the new projects are expected to approximately double AQN's renewables portfolio. Of this 1,600 MW, Great Bay Solar, Sugar Creek Wind and North Fork Ridge Wind achieved full commercial operations (“COD”) in 2020. Maverick Creek Wind, Altavista Solar, Neosho Ridge Wind and Kings Point Wind are on track to achieve COD in the first half of 2021.
•Acquisition of Majority Interest in Coastal Wind Portfolio - On November 20, 2020, the Renewable Energy Group entered into an agreement to acquire a 51% interest in a portfolio of four wind facilities (the "Texas Coastal Wind Facilities"). The Texas Coastal Wind Facilities, located in the coastal region of south Texas, are expected to have an aggregate capacity of 861 MW. Three wind facilities (Stella, Cranell and East Raymond), representing 621 MW of the total portfolio, have already achieved COD, with the fourth wind facility (West Raymond) expected to achieve COD in March 2021. The acquisitions of the three completed wind facilities have closed, with the acquisition of the West Raymond Wind Facility expected to close after achieving COD.
2020 Operational Excellence Highlights
•COVID-19 Response Demonstrates Continued Resiliency and Cost Containment Strategies - The Company has demonstrated ongoing resiliency throughout the COVID-19 pandemic. Delivery of essential services has remained uninterrupted, with the health, safety and well-being of employees, customers and communities in which the Company operates a top priority. The decreased customer demand impacted AQN’s 2020 Adjusted Net EPS by $0.02. In response to COVID-19 as well as the unfavorable weather variance experienced in the first quarter of 2020, AQN implemented cost containment strategies that
1 Power Purchase Agreement with Facebook.

achieved approximately $24.0 million in savings for the year without impacting customer safety and reliability.
•Integration of New Brunswick Gas and St. Lawrence Gas - 2020 marked the first full year of contribution from New Brunswick Gas and St. Lawrence Gas to the Company's utility portfolio, with both utilities being successfully integrated into AQN’s operations over the course of 2020.
2020 Sustainability Highlights
•Update on Enhanced ESG Reporting Goals - In the fourth quarter of 2020, the Company released its 2020 Sustainability Report with enhanced ESG disclosure to provide transparency and a higher level of detail around priority ESG issues for the Company's stakeholders. During the quarter, the Company also released its first ever climate assessment report in response to guidelines established by the Financial Stability Board's Task Force on Climate-Related Financial Disclosures.
•Issuance of Green Senior Unsecured Notes - On September 23, 2020, the Regulated Services Group, through its affiliate Liberty Utilities Finance GP1, completed an inaugural offering into the U.S. 144A market with the issuance of $600 million of green senior unsecured notes bearing interest at 2.05% and having a maturity date of September 15, 2030. The net proceeds from the offering are being used to finance or refinance wind energy projects and other eligible green investments.
•Closure of Asbury 200 MW Coal Plant - In March 2020, the Regulated Services Group decommissioned the Company’s last owned and operated coal plant, which is expected to reduce annual CO2 emissions by 905,000 metric tons. To replace this generation capacity, the Company undertook the build out of 600 MW of three new wind generation assets in the U.S. Midwest, of which approximately 150 MW (North Fork Ridge) achieved COD in 2020, with approximately 450 MW (Neosho Ridge and Kings Point) anticipated to achieve COD in the first half of 2021.
Subsequent Event
Midwest Extreme Weather Event
In February 2021, the Company’s operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (the "Midwest Extreme Weather Event").
Despite the extreme weather conditions, the Regulated Services Group’s mid-west electric and gas operations performed well through the extreme conditions delivering new system peaks. In line with other Southwest Power Pool utilities, limited and short lived load shedding was required to meet broader system requirements. The Company incurred incremental commodity costs during a period of record pricing and elevated consumption. The incremental commodity costs incurred by the Company are expected to be substantially recovered from customers over a timeframe to be agreed with its regulators. However, the Company expects it will have sufficient liquidity to fund these costs in the interim.
The Midwest Extreme Weather Event caused ice and freezing conditions, which restricted electricity production at certain of the Renewable Energy Group’s Texas-based wind facilities. The Company operates two facilities in Texas: the Senate Wind Facility in north-east Texas and the Maverick Creek Wind Facility in central Texas. The Company also has a 51% interest in the Stella, Cranell and East Raymond Texas Coastal Wind Facilities.

The most significantly impacted facility was the Senate Wind Facility, which has a financial hedge in place that imposes an obligation to deliver energy. Due to icing, the facility was unable to produce the required energy to satisfy the quantities required to be delivered under the hedge, and was required to settle in the market at elevated pricing. The impacts to the Company's other Texas wind facilities were marginal. The Maverick Creek Wind Facility has two unit-contingent power purchase agreements and as a result was not negatively subjected to the elevated market pricing. The Texas Coastal Wind Facilities experienced marginal impacts of the weather in aggregate.
The Company continues to assess the aggregate net impact of these unusual weather conditions on its business, operations, results and financial performance, with the ultimate impact being affected by a number of factors, including any government, regulatory or system operator action, and the outcomes of applicable disputes or proceedings. Based on available information, the unfavorable financial impact of the Midwest Extreme Weather Event on the Company's 2021 consolidated operating income is currently estimated to be between $45 million and $55 million, prior to potential mitigating factors.
Outlook
•Estimated 2021 Adjusted Net Earnings Per Share - The Company estimates that its Adjusted Net Earnings per share will be within a range of $0.71-$0.76 for the 2021 fiscal year (see "Non-GAAP Financial Measures"). This Adjusted Net Earnings per share estimate does not include the impacts on the Senate Wind Facility associated with the market disruption related to the Midwest Extreme Weather Event, which is estimated to negatively impact the Company's 2021 basic net earnings per share by approximately $0.06 before any potential recoveries. The Company views the financial impacts of the Midwest Extreme Weather Event on the Senate Wind Facility as unusual and not indicative of the on-going operating performance of such facility or the Company. These estimates are based on, and should be read in conjunction with, the assumptions set out under "Outlook – Estimated 2021 Adjusted Net Earnings Per Share" and "Forward-Looking Statements and Forward-Looking Information" in AQN's Management Discussion & Analysis for the three and twelve months ended December 31, 2020 (the "Annual MD&A"), which will be available on SEDAR and EDGAR. Please also refer to "Caution Regarding Forward-Looking Information" and "Non-GAAP Financial Measures" at the end of this document.
•Identified $9.4 Billion Pipeline - At its annual Analyst and Investor Day on December 14, 2020, the Company provided an update on its $9.4 billion capital expenditure plan from 2021 through the end of 2025. Approximately 70% of the capital plan is expected to be invested by the Regulated Services Group and approximately 30% is expected to be invested by the Renewable Energy Group.
AQN will file its Annual Consolidated Financial Statements, Annual MD&A and Annual Information Form, each for the year ended December 31, 2020, with the applicable Canadian securities regulatory authorities. AQN will also file its Form 40-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission. Copies of these documents and other supplemental information on AQN is made available on its web site at www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR at ww.sedar.com (for Canadian filings) and EDGAR at www.sec.gov (for U.S. filings). A hard copy of AQN’s Annual Consolidated Financial Statements for the year ended December 31, 2020 can be obtained free of charge upon request to InvestorRelations@APUCorp.com.

Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, March 5, 2021 hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, March 5, 2021
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(833) 670-0721
	Toll Dial-In Number	(825) 312-2060
	Conference ID	6190377
Webcast:	https://event.on24.com/wcc/r/3012192/B01EC6652DCE4F1ED4453077D248261A
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $13 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 3 GW of installed capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “plans”, "estimates", “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to statements regarding: the expected performance and growth of AQN, including expectations regarding 2021 Adjusted Net Earnings per share; the estimated impacts of the Midwest Extreme Weather Event on the Company, its operations, its facilities and its financial results, the Company's response to the Midwest Extreme Weather Event, the expected future recovery from customers of substantially all incremental commodity costs incurred with the Midwest Extreme Weather Event, and the expectation that the Company will have sufficient liquidity to fund such costs in the interim; capital expenditure plans; expected generating capacity and completion dates of renewable energy construction projects; expectations regarding the anticipated closing of the Company’s acquisition of a 51% interest in the West Raymond Wind Facility; the expected reduction in carbon emissions due to the retirement of the Asbury coal generation plant; and the expected use of proceeds from the green note offering of Liberty Utilities Finance GP1. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in the Annual MD&A and in AQN's Annual Information Form for the year ended December 31, 2020, which will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", “Adjusted EBITDA” and "Adjusted Funds from Operations" are used in this press release. The terms "Adjusted Net Earnings", “Adjusted EBITDA” and "Adjusted Funds from Operations" are not recognized measures under U.S. GAAP. There is no standardized measure of "Adjusted Net Earnings", “Adjusted EBITDA” and "Adjusted Funds from Operations"”; consequently, AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of "Adjusted Net Earnings", “Adjusted EBITDA” and "Adjusted Funds from Operations", including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found in the Annual MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform (as defined herein), costs related to condemnation proceedings, impacts on the Company's Senate Wind Facility associated with the market disruption related to the Midwest Extreme Weather Event, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, impacts on the Company's Senate Wind Facility associated with the market disruption related to the Midwest Extreme Weather Event, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. The Non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act ("U.S. Tax Reform") is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Net earnings attributable to shareholders	$504.2	$172.1	$782.5	$530.9
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	3.1	(3.7)	14.9	19.1
Income tax expense	51.1	12.5	64.6	70.1
Interest expense	45.3	47.4	181.9	181.5
Other net losses[3]	16.6	12.6	61.3	26.7
Pension and post-employment non-service costs	4.7	7.3	14.1	17.3
Change in value of investments carried at fair value[2]	(464.0)	(98.1)	(559.7)	(278.1)
Loss (gain) on derivative financial instruments	0.8	(0.5)	(1.0)	(16.1)
Realized loss on energy derivative contracts	(0.2)	—	(1.1)	(0.2)
Loss (gain) on foreign exchange	3.5	3.1	(2.1)	3.1
Depreciation and amortization	88.0	77.7	314.1	284.3
Adjusted EBITDA	$253.1	$230.4	$869.5	$838.6

1	HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and twelve months ended December 31, 2020 amounted to $20.4 million and $69.5 million as compared to $16.0 million and $65.0 million during the same period in 2019.
2	See Note 8 in the annual consolidated financial statements
3	See Note 19 in the annual consolidated financial statements

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2020	2019	2020	2019
Net earnings attributable to shareholders	$504.2	$172.1	$782.5	$530.9
Add (deduct):
Loss (gain) on derivative financial instruments	0.8	(0.5)	(1.0)	(0.3)
Realized loss on energy derivative contracts	(0.2)	—	(1.1)	(0.2)
Other net losses[2]	16.6	12.5	61.3	26.7
Loss (gain) on foreign exchange	3.5	3.0	(2.1)	3.1
Change in value of investments carried at fair value[1]	(464.0)	(98.1)	(559.7)	(278.1)
Other non-recurring adjustments	—	2.2	1.0	2.2
Adjustment for taxes related to above[3]	66.1	12.4	84.9	37.0
Adjusted Net Earnings	$127.0	$103.6	$365.8	$321.3
Adjusted Net Earnings per share	$0.21	$0.20	$0.64	$0.63

1	See Note 8 in the annual consolidated financial statements
2	See Note 19 in the annual consolidated financial statements
3	Includes a one-time tax expense of $9.3 million to reverse the benefit of deductions taken in the prior year. See Note 18 in the annual consolidated financial statements.
Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash flows from operating activities to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Cash flows from operating activities	$174.0	$167.5	$505.2	$611.3
Add (deduct):
Changes in non-cash operating items	(2.8)	(29.8)	77.5	(60.3)
Production based cash contributions from non-controlling interests	—	—	3.4	3.6
Acquisition-related costs	8.1	6.4	14.1	11.6
Adjusted Funds from Operations	$179.3	$144.1	$600.2	$566.2